Item 1.

(a)     E-House (China) Holdings Limited

(b)     17/F, Merchandise Harvest Building (East)
        No. 333 North Chengdu Road
        Shanghai 200041
        People's Republic of China

Item 2.

(a) Platinum Investment Management Limited

(b) Level 8, 7 Macquarie Place
    Sydney NSW 2000
    Australia
(c) Australia
(d) American depositary share
(e) 26852W103

Item 3.
(e) An IA in accordance with Section 240.13d-1(b)(1)(ii)(e)

Item 4.

(a) 5,424,363
(b) 4.0%
(c) (i) 4,956,935
(ii) 0
(iii) 5,424,363
(iv) 0

Item 5
Yes

Item 6
The clients of Platinum Investment Management Ltd including pooled investment vehicles and other managed accounts have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, E-House (China) Holdings Limited.

Item 7
N/A

Item 8
N/A

Item 9
N/A



Item 10
(a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
(b) N/A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.